# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blend Labs, Inc., CIK 0001855747
CUSIP: 09352U108
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 7250 Redwood Blvd., Suite 300, Novato, California (CA), 94945
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950142-21-002496
Filed by CIK 0001017645

## Reporting persons
- General Atlantic, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic (SPV) GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic Partners 100, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic (BL), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic Partners (Bermuda) EU, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic Partners (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic GenPar, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GAP Coinvestments III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GAP Coinvestments IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GAP Coinvestments V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GAP Coinvestments CDA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic GenPar (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic (Lux) S.a r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Atlantic GenPar (Bermuda), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GAP (Bermuda) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Blend Labs, Inc.
Address of issuer's principal executive offices: 7250 Redwood Blvd., Suite 300, Novato, California 94945

## Item 2. Person Filing
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) General Atlantic, L.P. ("GA LP");

(ii) General Atlantic (SPV) GP, LLC ("GA SPV");

(iii) General Atlantic Partners 100, L.P. ("GAP 100");

(iv) General Atlantic (BL), L.P. ("GA BL");

(v) General Atlantic Partners (Bermuda) EU, L.P. ("GAP Bermuda EU");

(vi) General Atlantic Partners (Lux) SCSp ("GAP Lux");

(vii) General Atlantic GenPar, L.P. ("GA GenPar");

(viii) GAP Coinvestments III, LLC ("GAPCO III");

(ix) GAP Coinvestments IV, LLC ("GAPCO IV");

(x) GAP Coinvestments V, LLC ("GAPCO V");

(xi) GAP Coinvestments CDA, L.P. ("GAPCO CDA");

(xii) General Atlantic GenPar (Lux) SCSp ("GA GenPar Lux");

(xiii) General Atlantic (Lux) S.a r.l. ("GA Lux");

(xiv) General Atlantic GenPar (Bermuda), L.P. ("GenPar Bermuda"); and

(xv) GAP (Bermuda) L.P. ("GAP Bermuda").

GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the "Sponsor Coinvestment Funds."
Address of principal business office or, if none, residence: The mailing address of GAP Bermuda EU, GenPar Bermuda, and GAP Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GAP Lux, GA GenPar Lux and GA Lux is 412F, Route d'Esch, L-1471 Luxembourg. The mailing address of GAP 100, GA SPV, GA BL, GA GenPar, and GA LP and each of the Sponsor Coinvestment Funds is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055.
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, none of the Reporting Persons beneficially owns any shares of the Class A common stock, par value $0.00001 per share, of Blend Labs, Inc.
Percent of class: 0%
Sole power to vote or to direct the vote: See Row (5) of each Reporting Person's cover page.
Shared power to vote or to direct the vote: See Row (6) of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2, which states the identity of the members of the group filing this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Act (previously filed).
https://www.sec.gov/Archives/edgar/data/1017645/000095014224000371/eh240447457_13ga1-blend.htm

## Signatures
- General Atlantic, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director (02/10/2025)
- General Atlantic (SPV) GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its sole member (02/10/2025)
- General Atlantic Partners 100, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the general partner of General Atlantic GenPar, L.P., its general partner (02/10/2025)
- General Atlantic (BL), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the sole member of General Atlantic (SPV) GP, LLC, its general partner (02/10/2025)
- General Atlantic Partners (Bermuda) EU, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Ltd, GP of GAP (Bermuda) L.P., GP of General Atlantic GenPar (Bermuda), L.P, its general partner (02/10/2025)
- General Atlantic Partners (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., GP of General Atlantic GenPar (Lux) SCSp, its general partner (02/10/2025)
- General Atlantic Partners (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., GP of General Atlantic GenPar (Lux) SCSp, its general partner (02/10/2025)
- General Atlantic GenPar, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (02/10/2025)
- GAP Coinvestments III, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (02/10/2025)
- GAP Coinvestments IV, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (02/10/2025)
- GAP Coinvestments V, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (02/10/2025)
- GAP Coinvestments CDA, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (02/10/2025)
- General Atlantic GenPar (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., its general partner (02/10/2025)
- General Atlantic GenPar (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., its general partner (02/10/2025)
- General Atlantic (Lux) S.a r.l.: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A (02/10/2025)
- General Atlantic (Lux) S.a r.l.: /s/ William Blackwell, William Blackwell, Manager B (02/10/2025)
- General Atlantic GenPar (Bermuda), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the general partner of GAP (Bermuda) L.P., its general partner (02/10/2025)
- GAP (Bermuda) L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, its general partner (02/10/2025)